Exhibit 99.1
Supplemental Discussion of Caesars Entertainment Operating Company, Inc. Financial Information
On January 28, 2008, Caesars Entertainment Corporation ("Caesars Entertainment" or "Caesars") was acquired by affiliates of Apollo Global Management, LLC and TPG Capital, LP in an all-cash transaction (the “Acquisition”). A substantial portion of the financing of the Acquisition is comprised of bank and bond financing obtained by Caesars Entertainment Operating Company, Inc. (for purposes of this Exhibit, “CEOC,” the “Company,” “we,” “our,” or “us,” and including our subsidiaries when the context requires), a wholly-owned subsidiary of Caesars Entertainment. This financing is neither secured nor guaranteed by Caesars Entertainment's other wholly-owned subsidiaries, including certain subsidiaries that own properties that are secured under $4,664.1 million face value of commercial mortgage-backed securities (“CMBS”) financing. Therefore, we believe it is meaningful to provide information pertaining solely to the consolidated financial position and results of operations of CEOC and its subsidiaries.
Subsequent to the filing of our annual report on Form 10-K for the year ended December 31, 2011, including Exhibit 99.1 thereto, we identified a deferred tax liability reversal related to the recognition of cancellation of indebtedness income ("COD") in 2009. We have determined that on a CEOC "stand-alone" basis, a COD recognition event did not occur and the deferred tax liability should not have been reversed. At December 31, 2012, this deferred tax liability was restored to CEOC resulting in an increase to deferred tax liabilities, and a decrease to stockholders' equity. There are no cash impacts as a result of this correction.
OPERATING RESULTS FOR CEOC
Overall CEOC Results
The following tables represent CEOC's unaudited Consolidated Condensed Balance Sheets as of December 31, 2012 and 2011 and its unaudited Consolidated Condensed Statements of Operations and unaudited Consolidated Condensed Statements of Cash Flows for the years ended December 31, 2012 and 2011.
On November 2, 2012, we sold the Harrah's St. Louis casino. In addition, in the fourth quarter of 2012, we began discussions with interested investors on a sale of the subsidiaries that hold our land concession in Macau (the "Macau Subsidiaries"). As a result, the assets and liabilities of the Macau Subsidiaries are classified as held for sale as of December 31, 2012, and the results of operations of Harrah's Maryland Heights, LLC, owner of the Harrah's St. Louis casino, and the Macau Subsidiaries are classified as discontinued operations for the year ended December 31, 2012. The Consolidated Condensed Balance Sheet as of December 31, 2011 has been revised to reflect the assets and liabilities of the Harrah's St. Louis casino and the Macau Subsidiaries as held for sale, and the Consolidated Condensed Statement of Operations for the year then ended has been revised to reflect their results of operations as discontinued operations.

Caesars Entertainment Operating Company, Inc.
Consolidated Condensed Balance Sheets
(Unaudited)
(In millions)

	As of December 31,
	2012	2011
Assets
Current assets
Cash and cash equivalents	$1,547.5	$596.6
Restricted cash	793.2	39.9
Receivables, net of allowance for doubtful accounts of $168.7 and $167.8	533.5	430.6
Deferred income taxes	94.0	156.1
Prepayments and other current assets	92.2	102.7
Inventories	38.8	34.0
Assets held for sale	5.1	15.5
Total current assets	3,104.3	1,375.4
Property and equipment, net of accumulated depreciation of $2,346.9 and $1,933.0	10,776.5	11,479.9
Goodwill	1,403.7	1,619.2
Intangible assets other than goodwill	3,362.3	3,705.8
Investments in and advances to non-consolidated affiliates	101.0	90.2
Restricted cash	307.4	377.1
Deferred charges and other	528.5	532.4
Assets held for sale	471.2	1,177.7
	$20,054.9	$20,357.7
Liabilities and Stockholder's Deficit
Current liabilities
Accounts payable	$325.2	$256.7
Interest payable	236.0	193.1
Accrued expenses	769.3	742.6
Current portion of long-term debt	876.3	40.4
Liabilities held for sale	3.8	13.5
Total current liabilities	2,210.6	1,246.3
Long-term debt	16,731.3	15,591.0
Notes payable to affiliate	516.4	322.1
Deferred credits and other	777.9	870.6
Deferred income taxes	2,724.6	3,394.6
Liabilities held for sale	52.1	66.3
	23,012.9	21,490.9
Total CEOC stockholder's deficit	(3,000.2)	(1,175.2)
Non-controlling interests	42.2	42.0
Total deficit	(2,958.0)	(1,133.2)
	$20,054.9	$20,357.7

Caesars Entertainment Operating Company, Inc.
Consolidated Condensed Statements of Operations
(Unaudited)
(In millions)

	Year Ended December 31,
	2012	2011
Revenues
Casino	$5,054.2	$5,165.5
Food and beverage	1,004.6	1,007.1
Rooms	759.5	739.8
Management fees	47.3	35.8
Other	513.0	470.2
Less: casino promotional allowances	(898.7)	(875.6)
Net revenues	6,479.9	6,542.8
Operating expenses
Direct
Casino	2,935.2	2,974.1
Food and beverage	411.9	415.8
Rooms	176.4	170.4
Property, general, administrative, and other	1,423.1	1,484.8
Depreciation and amortization	555.0	521.7
Write-downs, reserves, and project opening costs, net of recoveries	80.4	69.7
Intangible and tangible asset impairment charges	1,064.7	32.8
Loss on interests in non-consolidated affiliates	18.9	6.9
Corporate expense	157.8	120.9
Acquisition and integration costs	5.8	3.5
Amortization of intangible assets	105.7	97.1
Total operating expenses	6,934.9	5,897.7
(Loss)/income from operations	(455.0)	645.1
Interest expense, net of interest capitalized	(2,016.2)	(2,030.9)
Other income, including interest income	23.1	24.1
Loss from continuing operations before income taxes	(2,448.1)	(1,361.7)
Benefit for income taxes	934.6	561.3
Loss from continuing operations, net of income taxes	(1,513.5)	(800.4)
Discontinued operations
(Loss)/income from discontinued operations	(59.4)	59.2
Provision for income taxes	(50.1)	(27.8)
(Loss)/income from discontinued operations, net of income taxes	(109.5)	31.4
Net loss	(1,623.0)	(769.0)
Less: net income attributable to non-controlling interests	(4.4)	(10.4)
Net loss attributable to CEOC	$(1,627.4)	$(779.4)

Caesars Entertainment Operating Company, Inc.
Consolidated Condensed Statements of Cash Flows
(Unaudited)
(In millions)

	Year Ended December 31,
	2012	2011
Cash flows used in operating activities	$(343.0)	$(298.5)
Cash flows from investing activities
Acquisitions of property and equipment, net of change in related payables	(443.5)	(238.2)
Change in restricted cash	(683.6)	(417.0)
Payments to acquire certain gaming rights	—	(22.7)
Advances to non-consolidated affiliates and other	(28.1)	(76.0)
Proceeds from the sale of a subsidiary	42.4	—
Other	11.7	(3.6)
Cash flows used in investing activities	(1,101.1)	(757.5)
Cash flows from financing activities
Proceeds from the issuance of long-term debt	3,661.7	863.8
Debt issuance costs and fees	(50.6)	(18.1)
Borrowings under lending agreements	453.0	358.0
Repayments under lending agreements	(608.0)	(203.0)
Cash paid for early extinguishments of debt	(1,804.3)	(17.5)
Scheduled debt retirements	(15.8)	(43.7)
Purchase of additional interests in subsidiary	(9.6)	—
Intercompany note borrowings, net of repayments	194.3	63.4
Other	(17.8)	(8.1)
Cash flows provided by financing activities	1,802.9	994.8
Cash flows from discontinued operations
Cash flows from operating activities	(16.9)	62.8
Cash flows from investing activities	600.3	(10.7)
Cash flows from financing activities	—	—
Net cash provided by discontinued operations	583.4	52.1
Net increase/(decrease) in cash and cash equivalents	942.2	(9.1)
Change in cash classified as assets held for sale	8.7	2.5
Cash and cash equivalents, beginning of period	596.6	603.2
Cash and cash equivalents, end of period	$1,547.5	$596.6

REGIONAL AGGREGATION
The executive officers of our company review operating results, assess performance, and make decisions related to the allocation of resources on a property-by-property basis. We believe, therefore, that each property is an operating segment and that it is appropriate to aggregate and present the operations of our company as one reportable segment. To provide more meaningful information than would be possible on a consolidated basis, our casino properties (as of December 31, 2012 or otherwise noted below) have been grouped into seven regions as shown in the table below to facilitate discussion of our operating results.

Las Vegas	Atlantic City	Louisiana/Mississippi	Iowa/Missouri
Caesars Palace	Showboat Atlantic City	Harrah's New Orleans	Harrah's North Kansas City
Bally's Las Vegas	Bally's Atlantic City	Harrah's Louisiana Downs	Harrah's Council Bluffs
The Quad Resort & Casino (a)	Caesars Atlantic City	Horseshoe Bossier City	Horseshoe Council Bluffs/
Bill’s Gamblin’ Hall &	Harrah's Philadelphia (b)	Grand Biloxi	Bluffs Run
Saloon		Harrah's Tunica
Planet Hollywood Resort &		Horseshoe Tunica
Casino		Tunica Roadhouse Hotel &
Casino

Illinois/Indiana	Other Nevada	Managed and International
Horseshoe Southern Indiana	Harrah's Reno	Harrah's Ak-Chin (d)
Harrah's Joliet (c)	Harrah's Lake Tahoe	Harrah's Cherokee (d)
Harrah's Metropolis	Harveys Lake Tahoe	Harrah's Rincon (d)
Horseshoe Hammond		Horseshoe Cleveland (e)
Conrad Punta del Este (f)
Caesars Windsor (g)
London Clubs International (h)
 ____________________

(a)	Prior to December 2012, this property operated under the name Imperial Palace Hotel and Casino.

(b)	Prior to May 2012, this property operated under the Harrah's Chester name. We have a 99.5% ownership interest in and manage this property.

(c)	We have an 80% ownership interest in and manage this property.

(d)	Managed.

(e)	We manage this property and have a 20% interest in Rock Ohio Caesars, LLC, which owns this property.

(f)
We have an approximate 95% ownership interest in and manage this property. In November 2012, we entered into a definitive agreement with Enjoy to sell 45% of Baluma S.A., our subsidiary that owns and operates Conrad. Under the terms of the agreement, we will have an approximate 52% ownership in this property.

(g)	We operate this property and the province of Ontario owns the complex through the Ontario Lottery and Gaming Corporation.

(h)
As of December 31, 2012, we owned, operated, or managed 10 casino clubs in the provinces of the United Kingdom and two in Egypt. On March 4, 2013, we closed one of the casino clubs in the United Kingdom. We also have a 70% ownership interest in and manage one casino in South Africa.

CONSOLIDATED OPERATING RESULTS

(Dollars in millions)	2012	2011	Percent Favorable/ (Unfavorable)
Casino revenues	$5,054.2	$5,165.5	(2.2)%
Net revenues	6,479.9	6,542.8	(1.0)%
(Loss)/income from operations	(455.0)	645.1	**
Loss from continuing operations, net of income taxes	(1,513.5)	(800.4)	(89.1)%
(Loss)/income from discontinued operations, net of income taxes	(109.5)	31.4	**
Net loss attributable to CEOC	(1,627.4)	(779.4)	(108.8)%
Operating margin*	(7.0)%	9.9%	(16.9) pts
Net revenues, (loss)/income from operations, and loss from continuing operations, net of income taxes for all periods presented in the table above exclude the results of the Harrah's St. Louis casino and the results of the subsidiaries that hold our land concession in Macau, both of which are presented as discontinued operations.
____________________
* Operating margin is calculated as (loss)/income from operations divided by net revenues.
** Not meaningful.
Year ended December 31, 2012 compared to year ended December 31, 2011
CEOC's net revenues for 2012 decreased $62.9 million or 1.0% from 2011, due mainly to revenue declines in the Atlantic City Region resulting from hurricane-related property closures, continued competitive pressures in that region and casino revenue declines in several other U.S. regions. All four properties in the Atlantic City Region had closures during the fourth quarter 2012 due to Hurricane Sandy, which made landfall on October 29, 2012. Harrah's Philadelphia reopened two days later and the Atlantic City properties reopened five days later. However, the region's economy has been slow to recover due to the devastation caused by the hurricane. We estimate that the negative impact of Hurricane Sandy on net revenues was approximately $30 million to $35 million. Net revenue declines were partially offset by higher revenues in the Las Vegas Region due in part to the January 2012 opening of the Octavius Tower at Caesars Palace Las Vegas and from Caesars' management companies as a result of the opening of Horseshoe Cleveland earlier this year.
For 2012, loss from operations was $455.0 million compared with income from operations of $645.1 million in 2011. This change was due largely to non-cash impairment charges that totaled $1,064.7 million, comprised of intangible asset impairment charges of $195.2 million related to goodwill, $206.0 million related to trademarks and $33.0 million related to gaming rights, as well as tangible asset impairment charges of $450.0 million related to the tangible assets of one of the properties in the Atlantic City Region and $180.5 million related to a previously halted development project in Biloxi, Mississippi. By comparison, non-cash intangible and tangible asset impairment charges were $32.8 million in 2011. Also contributing to the loss from operations in 2012 was an increase in depreciation expense associated with the opening of the Octavius Tower at Caesars Palace Las Vegas in January 2012 and increased corporate expenses.
Net loss attributable to CEOC for 2012 increased $848.0 million, or 108.8%, from 2011 due mainly to the change in loss from operations described above and a net loss from our discontinued operations of $109.5 million, partially offset by a decrease in interest expense, net of interest capitalized and an increase in the tax rate benefit as further described in "Other Factors Affecting Net Income" that follows herein.
Performance Metrics
We measure performance in part through the tracking of trips by rated customers, which means a customer whose gaming activity is tracked through the Total Rewards customer-loyalty system ("trips"), and by spend per rated customer trip ("spend per trip"). A trip is created by a Total Rewards card holder engaging in one or more of the following activities while at one of CEOC's properties: (1) hotel stay, (2) gaming activity, or (3) a comp redemption, which means the receipt of a complimentary item given out by CEOC's casinos. In markets where we have multiple properties, customers often engage in trip generating activities at more than one property in a day. In these instances, we consider the market as a whole and do not count multiple trips. Customer spend means the cumulative rated theoretical spend (which is the amount of money expected to be retained by the casino based upon the mathematics underlying the particular game as a fraction of the amount of money wagered by the customer) across all game types for a specific customer. For the Atlantic City region, we refer to customers that stay at a hotel in one of its properties as lodgers and customers that may play at a casino located in one of its properties but do not stay at a hotel at such property as non-lodgers.

The following table reflects the percentage increase/(decrease) in trips and spend per trip for the U.S. regions for 2012 compared with 2011.

	Trips	Spend per Trip
Consolidated CEOC	(4.4)%	2.0%
Las Vegas region	(0.8)%	10.0%
Atlantic City region:
Lodgers	(11.4)%	1.3%
Non-lodgers	(8.1)%	(0.6)%
All other regions	(2.7)%	(0.3)%
For 2012, trips decreased 4.4% on a consolidated CEOC basis compared with 2011 due to hurricane-related property closures and competitive pressures in the Atlantic City Region, as well as modest declines in the rest of our domestic regions. For 2012, spend per trip increased 2.0% from 2011, due mainly to a 10.0% increase in the Las Vegas region, largely as a result of strength in the international high-end segment.
On a consolidated CEOC basis, cash average daily room rates for 2012 were relatively unchanged from 2011 as declines in the Atlantic City Region as a result of lost convention business in the fourth quarter 2012 due to the hurricane were offset by increases in our Las Vegas, Iowa/Missouri and Louisiana/Mississippi regions. Total occupancy percentages in 2012 decreased 0.8 percentage points from 2011, due to a 3.6% decline in the Atlantic City Region, offset by increases in the Illinois/Indiana and Louisiana/Mississippi regions.
REGIONAL OPERATING RESULTS
Las Vegas Region

(Dollars in millions)	2012	2011	Percent Favorable/ (Unfavorable)
Casino revenues	$916.5	$850.3	7.8%
Net revenues	1,641.2	1,601.4	2.5%
Income from operations	220.5	270.6	(18.5)%
Operating margin*	13.4%	16.9%	(3.5) pts
____________________
* Operating margin is calculated as income from operations divided by net revenues.
Net revenues for 2012 increased $39.8 million, or 2.5%, from 2011, due primarily to strength in the international, high-end gaming segment contributing to higher casino revenues and the January 2012 opening of 662 additional rooms in the Octavius Tower at Caesars Palace Las Vegas contributing to higher rooms revenue. Revenues were negatively impacted by Project Linq construction activities in 2012, which included the closure of O'Shea's casino and the ongoing renovation of The Quad Resort & Casino (formerly, the Imperial Palace Hotel and Casino). We estimate that Project Linq construction activities reduced net revenues by approximately $13 million to $17 million. Trips decreased by 0.8% in 2012 from 2011 while spend per trip increased 10.0%. In 2012, hotel revenues increased 4.3% and cash average daily room rates increased 1.1% from 2011, both largely attributable to the opening of Octavius Tower at Caesars Palace Las Vegas. Occupancy rates decreased 2.6 percentage points compared with 2011.
Income from operations decreased $50.1 million, or 18.5%, from 2011, due primarily to an increase in property operating expenses and depreciation expense associated with the Octavius Tower at Caesars Palace Las Vegas, an increase in bad debt expense, and an increase in write-downs, reserves and project opening costs, net of recoveries related primarily to increased remediation costs in the region. We estimate that the impact caused by Project Linq construction activities reduced 2012 income from operations by approximately $8 million to $13 million.

During 2012, we secured $185.0 million in financing to fund the complete renovation of Bill’s Gamblin’ Hall & Saloon into a boutique lifestyle hotel that includes a dayclub/nightclub. The renovation will include a complete remodeling of the guest rooms, casino floor, and common areas, the addition of a second floor restaurant, and the construction of an approximately 65,000 square foot rooftop pool and dayclub/nightclub. We will own the property and manage the casino, hotel, and food and beverage operations, and the dayclub/nightclub will be leased to a third party. Bill's Gamblin' Hall & Saloon temporarily closed in early February 2013 to accommodate these renovations. The renovated hotel, casino, and restaurant are expected to open in December 2013 and the dayclub/nightclub is expected to open in April 2014. Through December 31, 2012, $3.0 million had been spent on this project.
During 2011, we commenced construction on Project Linq, a dining, entertainment, and retail development between the Flamingo casino and The Quad Resort & Casino, on the east side of the Las Vegas Strip, which is scheduled to open in phases beginning in late 2013. Project Linq also includes the construction of a 550-foot observation wheel, the High Roller, which is expected to open in early 2014. Through December 31, 2012, $240.6 million had been spent on this project, of which $187.9 million was spent in 2012.
Atlantic City Region

(Dollars in millions)	2012	2011	Percent Favorable/ (Unfavorable)
Casino revenues	$1,083.0	$1,209.5	(10.5)%
Net revenues	1,239.1	1,369.2	(9.5)%
(Loss)/income from operations	(426.8)	49.4	**
Operating margin*	(34.4)%	3.6%	(38.0) pts
____________________
* Operating margin is calculated as (loss)/income from operations divided by net revenues.
** Not meaningful.
For 2012, net revenues decreased $130.1 million, or 9.5%, from 2011 due mainly to continued competitive pressures and the negative impact of Hurricane Sandy which forced the closure of our properties in Atlantic City for five days and our property in Philadelphia for two days in the fourth quarter 2012. The hurricane related property closures contributed to an 8.5% decline in trips during 2012 compared with 2011 and spend per trip declined slightly. We estimate that the negative impact of Hurricane Sandy on net revenues was approximately $30 million to $35 million. Loss from operations was $426.8 million for 2012 compared with income from operations of $49.4 million in 2011. There has been growing competitive and economic pressure in Atlantic City due to new competition in surrounding markets, exacerbated by significant hurricane-related closures in 2012 and 2011. The collective effect of these trends has resulted in downward pressure on the Company's actual results from operations compared with prior years and with previous forecasts. As a result, the Company continues to evaluate its options for participation in the market. In connection with that evaluation, the Company determined it was necessary to complete an assessment for impairment for one of its Atlantic City properties. Upon the failure of step one of the assessment, we performed a fair value assessment of the property. As a result of this assessment, in December 2012, we recorded a tangible asset impairment of $450.0 million related to the property. There was no comparable charge in 2011. Also contributing to the loss from operations in 2012 was the earnings impact of lower revenues and we estimate that the negative impact of Hurricane Sandy on loss from operations was approximately $25 million to $30 million.
We expect that the region will continue to be challenged as a result of the slow recovery from the hurricane and competitive pressures.

Louisiana/Mississippi Region

(Dollars in millions)	2012	2011	Percent Favorable/ (Unfavorable)
Casino revenues	$999.7	$1,012.0	(1.2)%
Net revenues	1,101.9	1,104.4	(0.2)%
(Loss)/income from operations	(222.3)	122.0	**
Operating margin*	(20.2)%	11.0%	(31.2) pts
____________________
* Operating margin is calculated as (loss)/income from operations divided by net revenues.
** Not meaningful.
Net revenues in the region for 2012 were down slightly from 2011, due mainly to increased competitive pressures from new competition in Biloxi, Mississippi beginning in May 2012 and Baton Rouge, Louisiana beginning in September 2012, as well as the negative impact from Hurricane Isaac in the third quarter 2012. Spend per trip in the region increased while trips to the region's properties declined. Loss from operations was $222.3 million in 2012, compared with income from operations of $122.0 million in 2011. This change was due mainly to non-cash impairment charges during 2012 of $334.7 million, comprised of intangible asset impairment charges of $153.2 million related to goodwill, $1.0 million related to gaming rights and tangible asset impairment charges of $180.5 million related to a halted development project in Biloxi, Mississippi. We also recorded a non-cash charge of $20.2 million in 2012 related to exit activities associated with the halted project.
Iowa/Missouri Region
The following results for all periods exclude Harrah's St. Louis which has been classified as a discontinued operation as a result of the sale of this property in 2012.

(Dollars in millions)	2012	2011	Percent Favorable/ (Unfavorable)
Casino revenues	$428.0	$435.7	(1.8)%
Net revenues	459.8	466.7	(1.5)%
Income from operations	123.1	105.6	16.6%
Operating margin*	26.8%	22.6%	4.2 pts
____________________
* Operating margin is calculated as income from operations divided by net revenues.
Net revenues during 2012 decreased $6.9 million, or 1.5%, from 2011, due to declines in casino revenues. Spend per trip increased while trips to the properties in the region declined, primarily as a result of the new competition in the Kansas City market beginning in the first quarter 2012. However, income from operations increased for 2012 from 2011 due mainly to reduced property operating expenses resulting from cost-savings initiatives.
Illinois/Indiana Region

(Dollars in millions)	2012	2011	Percent Favorable/ (Unfavorable)
Casino revenues	$1,001.3	$1,010.9	(0.9)%
Net revenues	1,050.4	1,059.5	(0.9)%
Income from operations	156.0	145.8	7.0%
Operating margin*	14.9%	13.8%	1.1 pts
____________________
* Operating margin is calculated as income from operations divided by net revenues.

Net revenues in 2012 decreased $9.1 million, or 0.9% from 2011 due primarily to a slight decline in casino revenues. Also in the fourth-quarter 2011 we recognized revenues of $7.4 million related to the receipt of business interruption insurance proceeds for lost profits caused by property closures earlier that year due to flooding, with no comparable amounts received in 2012. These declines were partially offset by a $6.8 million decrease in promotional allowances. Trips were down year over year, due in part to continued competitive pressures in the region, despite the reopening earlier this year of the bridge that allows direct access by customers to the Company’s Southern Indiana property, which closed in September 2011. Spend per trip was also down. However, income from operations for 2012 increased from 2011, due mainly to reduced property operating expenses as a result of cost-savings initiatives.
Other Nevada Region

(Dollars in millions)	2012	2011	Percent Favorable/ (Unfavorable)
Casino revenues	$215.0	$228.4	(5.9)%
Net revenues	292.0	306.2	(4.6)%
(Loss)/income from operations	(45.4)	28.2	**
Operating margin*	(15.5)%	9.2%	(24.7) pts
____________________
* Operating margin is calculated as (loss)/income from operations divided by net revenues.
** Not meaningful.
Net revenues in 2012 decreased $14.2 million, or 4.6%, from 2011 due largely to a decline in casino revenues resulting from the challenging competitive environment in the region during the year. Trips and spend per trip declined in 2012 compared with 2011. Loss from operations in 2012 was $45.4 million compared with income from operations of $28.2 million. This change was due mainly to non-cash intangible asset impairment charges of $74.0 million recorded in 2012, primarily comprised of $42.0 million related to goodwill and $32.0 million related to gaming rights.
Managed, International and Other
The Managed region includes companies that operate three Indian-owned casinos, as well as Horseshoe Cleveland, which opened in May 2012 and Caesars Windsor, and the results of Thistledown Racetrack ("Thistledown") through August 2012 when the racetrack was contributed to Rock Ohio Caesars, LLC, a venture in which we hold a 20% ownership interest. Subsequent to August 2012, the Managed region includes the results of the subsidiary that will manage Thistledown once it commences video lottery terminal operations, which is expected to occur in the second quarter 2013. The International region includes the results of our international operations. The Other region is comprised of corporate expenses, including administrative, marketing, and development costs, and income from certain non-consolidated affiliates.

In the fourth quarter 2012, we began discussions with interested investors on a sale of the subsidiaries that hold our land concession in Macau. As a result of this plan of disposal, the assets and liabilities have been classified as held for sale at December 31, 2012 and 2011 and their operating results have been classified as discontinued operations for all periods presented and are excluded from the table below.

(Dollars in millions)	2012	2011	Percent Favorable/ (Unfavorable)
Net revenues
Managed	$89.5	$48.1	86.1%
International	461.3	458.6	0.6%
Other	144.7	128.7	12.4%
Total net revenues	$695.5	$635.4	9.5%
Income/(loss) from operations
Managed	$7.0	$6.0	16.7%
International	37.4	54.9	(31.9)%
Other	(304.5)	(137.4)	(121.6)%
Total loss from operations	$(260.1)	$(76.5)	(240.0)%
For 2012, net revenues increased $60.1 million, or 9.5%, from 2011 due mainly to increased revenues from the new managed casino, Horseshoe Cleveland, which opened in May 2012, including an increase in reimbursable expenses for Horseshoe Cleveland that is presented on a gross revenue basis, resulting in an increase in net revenues and an equally offsetting increase in operating expenses. Loss from operations increased $183.6 million from 2011, due mainly to non-cash intangible asset impairment charges of $206.0 million related to trademarks, compared with non-cash intangible and tangible asset impairments of $29.8 million in 2011. Also contributing to the higher loss from operations are increases in corporate expense of $36.9 million resulting from the consolidation of certain functions at corporate and increased pension accruals, partially offset by the income impact of increased revenues and a decrease of $36.9 million in write-downs, reserves, and project opening costs, net of recoveries related to lower efficiency project costs.
OTHER FACTORS AFFECTING NET INCOME

Expense/(Income)
(Dollars in millions)	2012	2011	Percent Favorable/ (Unfavorable)
Interest expense, net of interest capitalized	$2,016.2	$2,030.9	0.7%
Benefit for income taxes	(934.6)	(561.3)	66.5%
Loss/(income) from discontinued operations, net of income taxes	109.5	(31.4)	*
____________________
* Not meaningful
Interest Expense, Net of Interest Capitalized
Interest expense, net of interest capitalized, decreased $14.7 million in 2012, from 2011. During 2011, we recorded a $183.2 million charge to interest expense as a result of our determination that our interest rate swap agreements no longer qualified as hedging instruments for accounting purposes. Excluding the impact of this 2011 charge, interest expense increased in 2012 by $168.5 million, as a result of higher interest rates and debt balances in 2012 compared with 2011. Interest expense for 2012 included $29.6 million of gains due to changes in fair value for derivatives not designated as hedging instruments.  Interest expense is reported net of interest capitalized of $37.8 million and $22.7 million for 2012 and 2011, respectively. Interest capitalized in 2012 is primarily related to Project Linq while interest capitalized in 2011 was related to the completion of the Octavius Tower at Caesars Palace Las Vegas.

Tax Rate Benefit
The full-year effective tax rate benefit for 2012 and 2011 was 38.2% and 41.2%, respectively. The year-over-year decrease in the effective tax rate benefit was, primarily, due to (i) nondeductible goodwill impairments in 2012, (ii) a decrease in the tax benefit from foreign operations in 2012 mostly related to the effect of providing deferred taxes on unremitted earnings from foreign subsidiaries in Uruguay that are no longer permanently reinvested, (iii) a decrease in state deferred tax benefits recognized in 2012 relative to 2011 mostly as a result of a state restructuring completed in 2011, and (iv) deferred tax benefits recognized in 2011 from a correction of the deferred tax liabilities, which were partially offset by tax benefits recognized in 2012 from the decrease of uncertain tax positions relating to the settlement of a foreign matter and our IRS examinations.
Under the American Recovery and Reinvestment Act of 2009, or the ARRA, we received temporary federal tax relief under the Delayed Recognition of Cancellation of Debt Income, or CODI, rules. The ARRA contains a provision that allowed for a deferral for tax purposes of CODI for debt reacquired in 2009 and 2010, following by recognition of CODI ratably from 2014 to 2018. In connection with the debt that we reacquired in 2009 and 2010, we deferred related CODI of $3.5 billion for tax purposes (net of Original Issue Discount ("OID") interest expense, some of which must also be deferred to 2014 through 2018 under the ARRA). We are required to include one-fifth of the deferred CODI, net of deferred and regularly scheduled OID, in taxable income each year from 2014 through 2018. For state income tax purposes, certain states have conformed to the Act and others have not.
In March 2013, we made a “Check-the-Box” election for one of our foreign entities to treat that entity as a partnership for U.S. federal income tax purposes effective at the end of December 2012.  As a result of the election, the foreign entity will be deemed to completely liquidate for U.S. federal income tax purposes.  The deemed  liquidation will produce a capital loss for federal income tax purposes that will be used to offset capital gains resulting from the 2012 sale of our Harrah's St. Louis casino.  We estimate that the utilization of the capital loss will result in a federal income tax benefit of approximately $105 million in first quarter 2013 with a corresponding increase to our net operating loss deferred tax asset.
Loss/(income) from discontinued operations, net of income taxes
Loss from discontinued operations, net of income taxes for 2012 was $109.5 million compared with income from discontinued operations, net of income taxes of $31.4 million in 2011. This change was due mainly to a $101.0 million non-cash impairment charge recorded in 2012 related to the Company's land concession in Macau and $63.9 million of income taxes related to the sale of the Harrah's St. Louis casino.

LIQUIDITY AND CAPITAL RESOURCES
Cost Savings Initiatives
Caesars Entertainment has undertaken comprehensive cost-reduction efforts to rightsize expenses with business levels through its implementation of "Project Renewal," an initiative designed to reinvent certain aspects of Caesars' functional and operating units to gain significant further cost reductions and streamline its operations. As part of Project Renewal, Caesars implemented a shared-services organization that enables more efficient decision making and sharing of best practices. Caesars believes this organization provides it with a permanently lower cost structure and benefits from a greater concentration of specified talent and quicker decision making.
In accordance with our shared services agreement with Caesars Entertainment, we estimate that Project Renewal and other cost-savings programs produced $133.6 million in incremental cost savings for the year ended December 31, 2012 compared with 2011. Additionally, as of December 31, 2012, we expect that these and additional new cost-savings programs will produce additional annual cost savings of $152.2 million, based on the full implementation of current projects that are in process. As Caesars realizes savings or identifies new cost-reduction activities, this amount will change.

Capital Spending and Development
We incur capital expenditures in the normal course of business, and we perform ongoing refurbishment and maintenance at our existing casino entertainment facilities, to maintain our quality standards. We also continue to pursue development and acquisition opportunities for additional casino entertainment and other hospitality facilities that meet our strategic and return on investment criteria. Cash used for capital expenditures in the normal course of business is typically made available from cash flows generated by our operating activities and established debt programs, while cash used for development projects, including projects currently under development as well as additional projects being pursued, is typically funded from established debt programs, specific project financing, and additional debt offerings. As a result of the sale of the Harrah's St. Louis casino, the Company has been using and will continue to use the net proceeds from the sale to fund capital expenditures. Proceeds not used for capital expenditures are required to be used to purchase term loans under the senior secured credit facilities (the “Credit Facilities”). These proceeds are reflected in our Consolidated Condensed Statements of Cash Flows as cash inflows related to investing activities of discontinued operations.
Our planned development projects, if they proceed, will require, individually and in the aggregate, significant capital commitments and, if completed, may result in significant additional revenues. The commitment of capital, the timing of completion, and the commencement of operations of development projects are contingent upon, among other things, negotiation of final agreements and receipt of approvals from the appropriate political and regulatory bodies. We must also comply with covenants and restrictions set forth in our debt agreements.
Our capital spending for the year ended December 31, 2012 totaled $443.5 million, net of an increase of $47.2 million of related payables. Estimated total capital expenditures for 2013, including 2013 expenditures associated with Project Linq, the Bill's renovation, and other developments for which we expect to obtain financing, are expected to be between $1,075.0 million and $1,140.0 million which includes approximately $300 million of 2013 project financing associated with Project Linq, the Bill's renovation, and other developments for which we expect to obtain financing.
Liquidity and Capital Resources
Our cash and cash equivalents, excluding restricted cash, totaled $1,547.5 million at December 31, 2012 compared to $596.6 million at December 31, 2011. Restricted cash totaled $1,100.6 million at December 31, 2012, the current portion of which includes the $750.0 million of proceeds from our December 2012 debt offering that were placed into escrow until February 20, 2013, when escrow conditions were satisfied. Nearly all of the remaining restricted cash consists of cash reserved under loan agreements for development projects and certain expenditures incurred in the normal course of business, such as interest service, real estate taxes, property insurance, and capital improvements. Our operating cash inflows are typically used for operating expenses, debt service costs, working capital needs, and capital expenditures in the normal course of business.
Our cash flows from operating, investing, and financing activities for the twelve months ended December 31, 2012 and 2011 associated with the Harrah's St. Louis casino and the subsidiaries that hold our land concession in Macau, which are defined as discontinued operations, are included in our Consolidated Condensed Statements of Cash Flows as cash flows from discontinued operations. We sold the Harrah's St. Louis casino on November 2, 2012, and the net proceeds generated from the sale are being used will continue to be used to fund capital expenditures. Proceeds not used for capital expenditures are required to be used to purchase term loans under the Credit Facilities.
We are a highly leveraged company and a significant amount of our liquidity needs are for debt service. As of December 31, 2012, we had $18,124.0 million book value of indebtedness outstanding, including capital lease indebtedness. This amount includes the December 2012 debt offering of $750.0 million which is classified as current in our Consolidated Condensed Balance Sheet at December 31, 2012 due to escrow conditions not being satisfied until February 20, 2013. Cash paid for interest for the year ended December 31, 2012 was $1,683.8 million. Payments of short-term debt obligations, other than the $750.0 million described above, and payments of other commitments, are expected to be made from operating cash flows and from borrowings under our established debt programs. Long-term obligations are expected to be paid through operating cash flows, refinancing of debt, or, if necessary, additional debt or equity offerings.
In addition to cash flows from operations, available sources of cash include amounts available under our current revolving credit facility. At December 31, 2012, our additional borrowing capacity under the credit facility was $317.7 million. In recent years, we have not been generating sufficient operating cash flows to fund our investing activities, requiring us to fund our investments with additional financing. Our ability to fund our operations and pay our debt and debt service obligations depends, in part, upon economic and other factors that are beyond our control, and disruptions in capital markets and restrictive covenants related to our existing debt could impact our ability to secure additional funds through financing activities.

From time to time, depending upon market, pricing, and other conditions, as well as on our cash balances and liquidity, we may seek to acquire notes or other indebtedness of the Company through open market purchases, privately negotiated transactions, tender offers, redemption or otherwise, upon such terms and at such prices as we may determine (or as may be provided for in the indentures governing the notes), for cash or other consideration. In addition, we have considered and will continue to evaluate potential transactions to reduce net debt, such as debt for debt exchanges and other transactions. There can be no assurance as to which, if any, of these alternatives or combinations thereof we may choose to pursue in the future as the pursuit of any alternative will depend upon numerous factors such as market conditions, our financial performance, and the limitations applicable to such transactions under our financing documents.
Please refer to the CEOC Bond Offerings and Credit Facilities sections below, as well as the Capital Resources section that follows herein for details on our debt outstanding. This detail includes, among other things, a table presenting details on our individual borrowings outstanding as of December 31, 2012 and 2011, changes in our debt outstanding and certain changes in the terms of existing debt for the year ended December 31, 2012. The Capital Resources section that follows herein also includes details on interest and fees and discusses the use of interest rate swap and interest rate cap derivatives to manage the mix of our debt between fixed and variable rate instruments. The Debt Covenant Compliance section below details restrictive covenants related to certain of our borrowings.
CEOC Bond Offerings
In February 2012, CEOC completed the offering of $1,250.0 million aggregate principal amount of 8.5% senior secured notes due 2020. CEOC used $1,095.6 million of the net proceeds from this transaction to repay a portion of the Credit Facilities in connection with the consummation of the transactions as further described under the Credit Facilities section below.
In August 2012, CEOC completed the offering of $750.0 million aggregate principal amount of 9% senior secured notes due 2020. CEOC used $478.8 million of the net proceeds from this transaction to repay a portion of the Credit Facilities in connection with the consummation of the transactions as further described under the Credit Facilities section below.
In December 2012, CEOC completed the offering of $750.0 million aggregate principal amount of 9% senior secured notes due 2020, the proceeds of which were placed into escrow. Upon release from escrow, we will use the net proceeds from this offering to pay related fees and expenses and for general corporate purposes, which may include capital expenditures and the repayment, redemption, retirement or repurchase in the open market of a portion of our outstanding indebtedness. In addition, we intend to retire or refinance approximately $350 million of our outstanding indebtedness, based on prevailing prices and market and other considerations existing at the time. On February 20, 2013, the escrow conditions were satisfied.
In February 2013, CEOC completed the offering of $1,500.0 million aggregate principal amount of 9% senior secured notes due 2020 (the "February 2013 notes"), the proceeds of which were placed into escrow. Upon release from escrow, we plan to use the net proceeds of the February 2013 notes offering to repay a portion of CEOC's existing term loans at par, with such repayment being applied: first, to all outstanding B-1, B-2, and B-3 term loans held by consenting lenders; second, to B-5 and B-6 term loans held by consenting lenders, in an amount up to 20% of the principal amount of the B-5 and B-6 term loans; and third, if any proceeds remain outstanding, to outstanding term loans as CEOC elects in its discretion, and to pay related fees and expenses. In connection with the February 2013 notes offering, CEOC received the requisite lenders’ consents and entered into a bank amendment to its Credit Facilities to, among other things: (i) use the net cash proceeds of February 2013 notes offering to repay a portion of CEOC’s existing term loans as described above; (ii) obtain up to $75.0 million of extended revolving facility commitments with a maturity of January 28, 2017, (iii) increase the accordion capacity under the Credit Facilities by an additional $650.0 million (which may be used, among other things, to establish extended revolving facility commitments under the Credit Facilities); (iv) modify the calculation of the senior secured leverage ratio for purposes of the maintenance test under the Credit Facilities to exclude the February 2013 notes; and (v) modify certain other provisions of the Credit Facilities. The effectiveness of this proposed bank amendment and related transactions are subject to regulatory approval and other conditions.
Credit Facilities
In connection with the Acquisition, we entered into the Credit Facilities. This financing is neither secured nor guaranteed by Caesars Entertainment’s other direct subsidiaries.

In May 2011, we amended our Credit Facilities to, among other things: (i) allow us to buy back loans from individual lenders at negotiated prices at any time, which may be less than par, (ii) allow us to extend the maturity of term loans or revolving commitments, as applicable, and for us to otherwise modify the terms of loans or revolving commitments in connection with such an extension, and (iii) modify certain other provisions of the Credit Facilities. We also extended our Credit Facilities by (i) converting $799.4 million of B-1, B-2 and B-3 term loans held by consenting lenders to B-5 term loans with an extended maturity date of January 28, 2018 and a higher interest rate with respect to such extended term loans (the "Extended Term Loans") and (ii) converting $423.3 million of revolver commitments held by consenting lenders into Extended Term Loans.
During 2012, we (i) extended the maturity of $3,812.3 million B-1, B-2 and B-3 term loans held by consenting lenders from January 28, 2015 to January 28, 2018 and increased the interest rate with respect to such extended term loans (the “Term B-6 Loans”), (ii) converted $457.8 million original maturity revolver commitments held by consenting lenders to Term B-6 Loans and promptly following such conversion, repaid $1,574.3 million of Term B-6 Loans held by any consenting lender, (iii) extended the maturity of $37.2 million original maturity revolver commitments held by consenting lenders who elected not to convert their commitments to term loans from January 28, 2014 to January 28, 2017 and increased the interest rate and the undrawn commitment fee with respect to such extended revolver commitments, and upon the effectiveness of such extension, terminated $798.5 million of revolver commitments and increased the amount of outstanding Term B-6 Loans by $2,853.8 million, and (iv) modified certain other provisions of the Credit Facilities. The Term B-6 Loans have a springing maturity to April 14, 2017 if more than $250.0 million of CEOC's 11.25% senior secured notes due 2017 remain outstanding on April 14, 2017.
In addition to the foregoing, we may elect to extend and/or convert additional term loans and/or revolver commitments from time to time.
As of December 31, 2012, our Credit Facilities provide for senior secured financing of up to $6,480.6 million, consisting of (i) senior secured term loan facilities in an aggregate principal amount of $6,072.3 million with $1,025.8 million maturing on January 28, 2015, $970.0 million maturing on October 31, 2016 (the "Incremental Loans"), and $4,076.5 million maturing on January 28, 2018, (ii) a senior secured revolving credit facility in an aggregate principal amount of up to $408.3 million, with $377.2 million maturing January 28, 2014, and $31.1 million maturing January 28, 2017, including both a letter of credit sub-facility and a swingline loan sub-facility. The term loans under the Credit Facilities require scheduled quarterly payments of $3.1 million, with the balance due at maturity. As of December 31, 2012, $90.6 million of the revolving credit facility is committed to outstanding letters of credit. After consideration of the letter of credit commitments, $317.7 million of additional borrowing capacity was available to the us under our revolving credit facility as of December 31, 2012.
The following table summarizes the annual maturities of the face value of our long-term debt as of December 31, 2012.

(In millions)	2013 (2)	2014	2015	2016	2017	Thereafter	Total
Actual (1)	$901.5	$23.7	$2,601.0	$2,034.2	$3,642.6	$11,842.3	$21,045.3
____________________

(1)	Maturities assume our exercise of the extension option of the PWH Las Vegas senior secured loan to 2015.

(2)
Includes the note offering that occurred in December 2012. Although the notes mature in 2020, $750.0 million face value notes offered in December 2012 are classified as short-term obligations within our December 31, 2012 balance sheet because the escrow conditions were not met as of that date.

Subsequent to December 31, 2012, we consummated additional extension transactions with consenting lenders under our Credit Facilities and amended our Credit Facilities as follows:
In January and February 2013, CEOC converted $267.8 million aggregate principal amount of original maturity revolver commitments held by consenting lenders to Term B-6 Loans, repaid $133.9 million principal amount of term loans of extending lenders, terminated $267.8 million principal amount of revolving commitments of extending lenders, and increased the amount of outstanding Term B-6 Loans by $133.9 million.
In February 2013, we amended our Credit Facilities in connection with the February 2013 notes offering discussed in the CEOC Bond Offerings section above.

Other Financing Transactions
In February 2012, Chester Downs issued $330.0 million aggregate principal amount of 9.25% senior secured notes due 2020 through a private placement. Chester Downs used $232.4 million of the proceeds of the notes to repay the term loan due 2016 plus accrued interest and a prepayment penalty. The remaining proceeds were used to make a distribution to Chester Downs' managing member, Harrah's Chester Downs Investment Company, LLC, a wholly-owned subsidiary of CEOC, and for other general corporate purposes.
Debt Covenant Compliance
The Credit Facilities require compliance on a quarterly basis with a maximum net senior secured first lien debt leverage test. In addition, the Credit Facilities include negative covenants, subject to certain exceptions, restricting or limiting our ability and the ability of our restricted subsidiaries to, among other things: (i) incur additional debt; (ii) create liens on certain assets; (iii) enter into sale and lease-back transactions; (iv) make certain investments, loans, and advances; (v) consolidate, merge, sell, or otherwise dispose of all or any part of its assets or to purchase, lease, or otherwise acquire all or any substantial part of assets of any other person; (vi) pay dividends or make distributions or make other restricted payments; (vii) enter into certain transactions with its affiliates; (viii) engage in any business other than the business activity conducted at the closing date of the loan or business activities incidental or related thereto; (ix) amend or modify the articles or certificate of incorporation, by-laws, and certain agreements or make certain payments or modifications of indebtedness; and (x) designate or permit the designation of any indebtedness as “Designated Senior Debt.”
Caesars Entertainment is not bound by any financial or negative covenants contained in our credit agreement, other than with respect to the incurrence of liens on and the pledge of its stock of CEOC.
All borrowings under the senior secured revolving credit facility are subject to the satisfaction of customary conditions, including the absence of a default, the accuracy of representations and warranties, and the requirement that such borrowing does not reduce the amount of obligations otherwise permitted to be secured under our Credit Facilities without ratably securing the retained notes.
Certain of our borrowings have covenants and requirements that include, among other things, the maintenance of specific levels of financial ratios. Failure to comply with these covenants can result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions, or cause an event of default. Specifically, our Credit Facilities require us to maintain a senior secured leverage ratio of no more than 4.75 to 1.0, which is the ratio of senior first priority secured debt to last twelve months ("LTM") Adjusted EBITDA - Pro Forma - CEOC Restricted. This ratio excludes $2,200.0 million of first priority senior secured notes and up to $350.0 million aggregate principal amount of consolidated debt of subsidiaries that are not wholly owned. This ratio also reduces the amount of senior first priority secured debt by the amount of unrestricted cash on hand. As of December 31, 2012, our senior secured leverage ratio was 4.44 to 1.0. In February 2013, we amended our Credit Facilities to, among other things, modify the calculation of the senior secured leverage ratio for purposes of the maintenance test under the Credit Facilities to additionally exclude the $1,500.0 million February 2013 notes as described in the CEOC Bond Offerings section above. The effectiveness of this proposed Credit Facility amendment and related transactions are subject to certain conditions, including required regulatory approvals. Once effective, we expect this amendment will provide us with additional flexibility under our senior secured leverage ratio.
We are in compliance with our Credit Facilities and indentures, including the senior secured leverage ratio, as of December 31, 2012. In order to comply with the quarterly senior secured leverage ratio in the future we will need to achieve a certain amount of LTM Adjusted EBITDA - Pro-Forma - CEOC Restricted and/or reduce levels of total senior secured net debt (total senior secured debt less unrestricted cash). The factors that could impact the foregoing include (a) changes in gaming trips, spend per trip and hotel metrics, which are correlated to a consumer recovery, (b) ability to effect cost-savings initiatives, (c) asset sales, (d) issuing additional second lien or unsecured debt, or project financing, (e) equity financings, (f) delays in development project spending or (g) a combination thereof. In addition, under certain circumstances, our Credit Facilities allow us to apply cash contributions received as an increase to LTM Adjusted EBITDA - Pro-Forma - CEOC Restricted if we are unable to meet our senior secured leverage ratio. However, there is no guarantee that such contributions will be forthcoming.

Based upon the Company's current operating forecast, as well as our ability to achieve one or more of the factors noted above, and assuming the effectiveness of the Credit Facility amendment discussed above, we believe that we will continue to be in compliance with the senior secured leverage ratio and meet our cash flow needs during the foreseeable future, including the next twelve months. If we are unable to maintain compliance with the senior secured leverage ratio and we fail to remedy a default pursuant to the terms of our Credit Facilities, there would be an “event of default” under the senior secured credit agreement. We cannot assure you that our business will generate sufficient cash flows from operations, that we will be successful in sales of assets, or that future borrowings will be available to us, to fund our liquidity needs and pay our indebtedness when due. If we are unable to meet our liquidity needs or pay our indebtedness when it is due, we may be required to further reduce expenses, sell additional assets, or attempt to restructure our debt. Any such actions could negatively impact our competitive position and revenue generation. In addition, we have pledged a significant portion of our assets as collateral under certain of our debt agreements and, if any of those lenders accelerate the repayment of borrowings, there can be no assurance that we will have sufficient assets to repay our indebtedness.
In addition, certain covenants contained in our Credit Facilities and indentures covering our second priority senior secured notes and first priority senior secured notes restrict our ability to take certain actions such as incurring additional debt or making acquisitions if we are unable to meet a fixed charge coverage ratio (LTM Adjusted EBITDA - Pro Forma - CEOC Restricted to fixed charges) of at least 2.0 to 1.0, a total first priority secured leverage ratio (first priority senior secured debt to LTM Adjusted EBITDA - Pro Forma - CEOC Restricted) of no more than 4.5 to 1.0 and/or a consolidated leverage ratio (consolidated total debt to LTM Adjusted EBITDA - Pro Forma - CEOC Restricted) of no more than 7.25 to 1.0. As of December 31, 2012, our total first priority secured leverage ratio and consolidated leverage ratio were 6.15 to 1.0 and 12.11 to 1.0, respectively. For the year ended December 31, 2012, our earnings were insufficient to cover fixed charges by $407.2 million. For purposes of calculating the fixed charge coverage ratio, fixed charges includes consolidated interest expense less interest income and any cash dividends paid on preferred stock (other than amounts eliminated in consolidation). For purposes of calculating the total first priority secured leverage ratio and the consolidated leverage ratio, the amounts of first priority senior secured debt and consolidated total debt, respectively, are reduced by the amount of unrestricted cash on hand. The covenants that provide for the fixed charge coverage ratio, total first priority secured leverage ratio and consolidated leverage ratio described in this paragraph are not maintenance covenants.
The indenture and other agreements governing our cash pay debt and PIK toggle debt limit our (and most of our subsidiaries’) ability to among other things: (i) incur additional debt or issue certain preferred shares; (ii) pay dividends or make distributions in respect of our capital stock or make other restricted payments; (iii) make certain investments; (iv) sell certain assets; (v) engage in any business or own any material asset other than all of the equity interest of CEOC so long as certain investors hold a majority of the notes; (vi) create or permit to exist dividend and/or payment restrictions affecting its restricted subsidiaries; (vii) create liens on certain assets to secure debt; (viii) consolidate, merge, sell or otherwise dispose of all or substantially all of its assets; (ix) enter into certain transactions with its affiliates; and (x) designate its subsidiaries as unrestricted subsidiaries. Subject to certain exceptions, the indenture governing the notes and the agreements governing the other cash pay debt and PIK toggle debt will permit us and our restricted subsidiaries to incur additional indebtedness, including secured indebtedness.

Long-Term Debt

The following table presents our outstanding debt as of December 31, 2012 and 2011:

Detail of Debt (dollars in millions)	Final Maturity	Rate(s) at Dec. 31, 2012	Face Value at Dec. 31, 2012	Book Value at Dec. 31, 2012	Book Value at Dec. 31, 2011
Credit Facilities (c)
Term Loans B1 - B3	2015	3.21% - 3.31%	$1,025.8	$1,025.8	$5,000.5
Term Loan B4	2016	9.50%	970.0	954.5	961.2
Term Loan B5	2018	4.46%	1,222.7	1,218.8	1,218.2
Term Loan B6	2018	5.46%	2,853.8	2,812.6	—
Revolving Credit Facility	2014	—	—	—	155.0
Revolving Credit Facility	2017	—	—	—	—
Secured Debt
Senior Secured Notes (c)	2017	11.25%	2,095.0	2,060.2	2,054.6
Senior Secured Notes (c)	2020	8.50%	1,250.0	1,250.0	—
Senior Secured Notes (c)	2020 (a)	9.00%	1,500.0	1,486.9	—
Second-Priority Senior Secured Notes (c)	2018	12.75%	750.0	742.9	742.1
Second-Priority Senior Secured Notes (c)	2018	10.00%	4,553.1	2,260.2	2,131.2
Second-Priority Senior Secured Notes (c)	2015	10.00%	214.8	173.7	164.2
Chester Downs Term Loan	—	—	—	—	221.3
Chester Downs Senior Secured Notes	2020	9.25%	330.0	330.0	—
PHW Las Vegas Senior Secured Loan	2015 (b)	3.07%	515.5	438.2	417.9
Linq/Octavius Senior Secured Loan	2017	9.25%	450.0	446.5	445.9
Bill's Gamblin' Hall & Saloon Credit Facility	2019	11.00%	185.0	181.4	—
Subsidiary-Guaranteed Debt (d)
Senior Notes	2016	10.75%	478.6	478.6	478.6
Senior PIK Toggle Notes	2018	10.75%/11.5%	13.2	13.2	11.7
Unsecured Senior Debt (c)
5.375%	2013	5.375%	125.2	116.6	108.6
7.00%	2013	7.00%	0.6	0.6	0.6
5.625%	2015	5.625%	791.8	666.2	624.9
6.50%	2016	6.50%	573.2	463.0	439.3
5.75%	2017	5.75%	538.8	395.9	375.7
Floating Rate Contingent Convertible Senior Notes	2024	0.57%	0.2	0.2	0.2
Other Unsecured Borrowings
Special Improvement District Bonds	2037	5.30%	64.3	64.3	65.7
Note payable to Caesars Entertainment	2014	3.28%	516.4	516.4	322.1
Other	—	—	—	—	0.4
Capitalized Lease Obligations	to 2017	3.57% - 11.0%	27.3	27.3	13.6
Total Debt			21,045.3	18,124.0	15,953.5
Current Portion of Long-Term Debt (a)			(901.5)	(876.3)	(40.4)
Long-term debt			$20,143.8	$17,247.7	$15,913.1
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(a)
Includes the note offering that occurred in December 2012. Although the notes mature in 2020, $750.0 million face value notes offered in December 2012 are classified as short-term obligations within our December 31, 2012 balance sheet because the escrow conditions were not met as of that date.

(b)	Based on our ability and intent, assumes the exercise of extension options to move the maturity from 2013 to 2015, subject to certain conditions.

(c)	Guaranteed by Caesars Entertainment.

(d)	Guaranteed by Caesars Entertainment and certain wholly-owned subsidiaries of CEOC.

As of December 31, 2012 and 2011, book values of debt are presented net of unamortized discounts of $2,921.3 million and $3,135.0 million, respectively.
Current Portion of Long-Term Debt
Our current portion of long-term debt includes required interim principal payments on certain Term Loans, the special improvement district bonds and capitalized lease obligations. The current portion of long-term debt also includes $750.0 million, $125.2 million and $0.6 million of 9.00% senior secured notes, 5.375% unsecured senior debt and 7.00% unsecured senior debt, respectively. The $750.0 million of 9.00% senior secured notes relate to the December 2012 offering, the proceeds of which were placed into escrow. This is classified as current portion of long-term debt in our Consolidated Condensed Balance Sheet at December 31, 2012 due to escrow conditions not being satisfied until February 20, 2013.
The current portion of long-term debt excludes the PHW Las Vegas senior secured loan based upon our ability and intent to exercise of our option to extend the maturity to 2015, subject to certain conditions. As of December 31, 2012, aggregate annual principal maturities for the four years subsequent to 2013, assuming all conditions to extend the maturity of the PHW Las Vegas senior secured loan are met and such maturity is extended, are as follows: 2014, $23.7 million; 2015, $2,601.0 million; 2016, $2,034.2 million; 2017, $3,642.6 million.
Revolving Credit Facility with Caesars
Caesars Entertainment Corporation has a revolving credit facility in favor of CEOC pursuant to which Caesars Entertainment will make one or more unsecured loans to CEOC in a maximum principal amount not to exceed $1.0 billion outstanding at any time. The entire outstanding amount, plus any accrued and unpaid interest, matures on November 14, 2017, and bears interest at a rate per annum equal to LIBOR, as defined in the CEOC Credit Agreement, plus 3.0%. Interest is payable quarterly in arrears or, at CEOC's election such interest may be added to the loan balance owed to Caesars Entertainment. There was $516.4 million outstanding under the agreement at December 31, 2012.
PHW Las Vegas Senior Secured Loan
In February 2010, CEOC acquired 100% of the equity interests of PHW Las Vegas, which owns the Planet Hollywood Resort and Casino located in Las Vegas, Nevada. In connection with this transaction, PHW Las Vegas assumed a $554.3 million, face value, senior secured loan, and a subsidiary of CEOC canceled certain debt issued by PHW Las Vegas' predecessor entities. The outstanding amount is secured by the assets of PHW Las Vegas and is non-recourse to other subsidiaries of the Company.
In connection with the transaction and the assumption of debt, PHW Las Vegas entered into the Amended and Restated Loan Agreement with Wells Fargo Bank, N.A., as trustee for The Credit Suisse First Boston Mortgage Securities Corp. Commercial Mortgage Pass-Through Certificates, Series 2007-TFL2 (“Lender”). On October 26, 2011, we exercised the option to extend the PHW Las Vegas senior secured loan to 2013. The loan contains an additional extension option which, if exercised, would extend its maturity until April 2015. The conditions to extend the maturity date are (i) no default or event of default on the date that notice of the extension is given and on the first extended maturity date of December 9, 2013, (ii) notice of the election of the extension, (iii) the purchase of an interest rate cap (or provision of an acceptable alternative letter of credit or other support) with a strike price such that our Debt Service Coverage Ratio is at least 1.1:1.00 as of the first extended maturity date and (iv) the ratio of (a) the Adjusted Net Cash Flow (defined as gross income from operations less operating expenses less 3% of gross income from operations) for the trailing twelve calendar month period to (b) the outstanding principal balance of the loan as of the first extended maturity date is not less than 9%.
PHW Las Vegas is an unrestricted subsidiary of CEOC and, therefore, not a borrower under CEOC’s Credit Facilities. A subsidiary of CEOC manages the property for PHW Las Vegas for a fee.
PHW Las Vegas may, at its option, voluntarily prepay the loan in whole or in part upon twenty (20) days prior written notice to Lender.  PHW Las Vegas is required to prepay the loan in (i) the amount of any insurance proceeds received by Lender for which Lender is not obligated to make available to PHW Las Vegas for restoration in accordance with the terms of the Amended and Restated Loan Agreement, (ii) the amount of any proceeds received from the operator of the timeshare property adjacent to the Planet Hollywood Resort and Casino, subject to the limitations set forth in the Amended and Restated Loan Agreement and (iii) the amount of any excess cash remaining after application of the cash management provisions of the Amended and Restated Loan Agreement.
The PHW Las Vegas senior secured loan requires that the Company maintain certain reserve funds in respect of furniture, fixtures, and equipment, capital improvements, interest service, taxes, and insurance. Certain amounts deposited into the specified reserve funds represent restricted cash.

In connection with PHW Las Vegas’ Amended and Restated Loan Agreement, Caesars Entertainment entered into a Guaranty Agreement (the “Guaranty”) for the benefit of the Lender, pursuant to which Caesars Entertainment guaranteed to the Lender certain recourse liabilities of PHW Las Vegas. Caesars Entertainment’s maximum aggregate liability for such recourse liabilities is limited to $30.0 million, provided that such recourse liabilities of PHW Las Vegas do not arise from (i) events, acts, or circumstances that are actually committed by, or voluntarily or willfully brought about by, Caesars Entertainment or (ii) event, acts, or circumstances (regardless of the cause of the same) that provide actual benefit (in cash, cash equivalent, or other quantifiable amount) to the Company, to the full extent of the actual benefit received by the Company. Pursuant to the Guaranty, Caesars Entertainment is required to maintain a net worth or liquid assets of at least $100.0 million.
Octavius and Linq Projects
On April 25, 2011, the Company, together with certain indirect wholly-owned subsidiaries of CEOC (the “Borrowers”) entered into a credit agreement (the “Octavius/Linq Credit Agreement”) pursuant to which the Borrowers incurred financing to complete the Octavius Tower at Caesars Palace Las Vegas (“Project Octavius”) and to develop a retail, dining, and entertainment corridor located between the Imperial Palace Hotel and Casino and the Flamingo Las Vegas on the Las Vegas Strip (“Project Linq” and, together with Project Octavius, the “Development”). The Octavius/Linq Credit Agreement provides for a $450.0 million senior secured term facility (the “Term Facility”) with a six-year maturity, which is secured by all material assets of the Borrowers. The proceeds of the Term Facility were funded during the second quarter of 2011 and are included as restricted cash on the Company's balance sheet until drawn to pay for costs incurred in the Development. These funds are being used by the Borrowers to finance the Development and to pay fees and expenses incurred in connection with the Term Facility and the transactions related thereto.
As a condition to the provision of the Term Facility, the Company provided a completion guarantee (the “Completion Guaranty”) with respect to the Development, which guarantees completion of the construction of the Development, availability of contemplated working capital and receipt of material permits and licenses necessary to open and operate the Development. The maximum liability of the Company under the completion guarantee is $25.0 million in respect of Project Octavius and $75.0 million in respect of Project Linq.
In connection with the Development and the Term Facility, the Company contributed the existing Octavius Tower at Caesars Palace Las Vegas and related assets to one of the Borrowers, the book value of which was $312.0 million. In August 2011, the Company completed the contribution of the existing O’Shea's casino (adjacent to the Flamingo Las Vegas) and related real property and other assets comprising the components of Project Linq to one of the Borrowers, the book value of which was $319.2 million. In connection with Project Octavius, one of the Borrowers leases the Octavius Tower at Caesars Palace Las Vegas to a wholly-owned subsidiary of CEOC. Upon completion of Project Linq, one of the Borrowers will lease the gaming space in Project Linq to a wholly-owned subsidiary of CEOC. The total lease payments will be $50.0 million annually once the Development is open. As described above, CEOC has guaranteed certain of the obligations of the lessees under the Project Octavius and Project Linq leases.
Pursuant to the Octavius/Linq Credit Agreement, the Company is required to make cash contributions to the Borrowers from time to time to fund a total equity commitment to the Development of $76.0 million. In addition, from time to time, the Company may be required to make additional cash contributions to the Borrowers to fund certain portions of the Development upon the occurrence of certain conditions. In addition to potential contributions pursuant to the Completion Guaranty, the Company has guaranteed all payments of interest under the Term Facility until the commencement of operations of the Octavius Tower at Caesars Palace Las Vegas and Project Linq and guaranteed the performance of the Borrowers of the first lien leverage ratio maintenance covenant (the “Performance Guarantee”) by agreeing, upon certain conditions, to make cash equity contributions to the Borrowers from time to time pursuant to the terms of the Term Facility. The maximum liability of the Company under the performance guarantee is $50.0 million. Except in the circumstances described above, neither the Company nor CEOC has any material obligations under the Term Facility, and the Term Facility is non-recourse to the Company or CEOC.
The Octavius/Linq Credit Agreement requires that the Borrowers maintain certain reserve funds in respect of furniture, fixtures, and equipment, capital improvements, interest service, taxes and insurance. Amounts deposited into the specified reserve funds represent restricted cash. In addition, the Octavius/Linq Credit Agreement requires up to 50.0% of excess cash flow (as defined in the agreement), depending on the Senior Secured Leverage Ratio for that period, be applied to prepay the Term Facility.

Bill's Credit Facility
In November 2012, the Company entered into a $185.0 million, seven-year senior secured credit facility bearing interest at LIBOR plus 9.75% with a LIBOR floor of 1.25% (the "Bill's Credit Facility") to fund the renovation of Bill's Gamblin' Hall & Saloon into a boutique lifestyle hotel that includes a dayclub/nightclub. The renovation will include a complete remodeling of the guest rooms, casino floor, and common areas, the addition of a second floor restaurant, and the construction of an approximately 65,000 square foot rooftop pool and dayclub/nightclub. The Company will own the property and manage the casino, hotel, and food and beverage operations, and the dayclub/nightclub will be leased to a third party. The proceeds of the Bill's Credit Facility were funded during the fourth quarter and are included as restricted cash on the Company's balance sheet until drawn to pay for costs incurred in the renovation.
As part of the credit facility, the Company provided a completion guarantee to ensure prompt and complete performance to (i) complete construction and pay all project costs in accordance with the loan documents, (ii) provide the initial working capital specified in the project budget, and (iii) obtain all material permits and licenses necessary for the commencement of operations. The maximum liability of the Company under the completion guarantee is $20.0 million.
Interest and Fees
Borrowings under the Credit Facilities, other than borrowings under the Incremental Loans, the Extended Term Loans and the Term B-6 Loans, bear interest at a rate equal to the then-current LIBOR rate, or at a rate equal to the alternate base rate, in each case plus an applicable margin. As of December 31, 2012, the Credit Facilities, other than borrowings under the Incremental Loans, the Extended Term Loans and the Term B-6 Loans, bore interest at LIBOR plus 300 basis points for the term loans. The revolver loan bore interest at LIBOR plus 300 basis points or the alternate base rate plus 200 basis points. The swingline loan bore interest at the alternate base rate plus 150 basis points. The extended revolver loan bore interest at LIBOR plus 525 basis points or the alternate base rate plus 425 basis points.
Borrowings under the Incremental Loans bear interest at a rate equal to either the alternate base rate or the greater of (i) the then-current LIBOR rate or (ii) 2.0%; in each case plus an applicable margin. At December 31, 2012, borrowings under the Incremental Loans bore interest at the minimum base rate of 2.0%, plus 750 basis points.
Borrowings under the Extended Term Loans bear interest at a rate equal to either the alternate base rate or the then-current LIBOR rate, plus an applicable margin. At December 31, 2012, borrowings under the Extended Term Loans bore interest at LIBOR plus 425 basis points.
Borrowings under the Term B-6 Loans bear interest at a rate equal to either the alternate base rate or the then-current LIBOR rate, plus an applicable margin. At December 31, 2012, borrowings under the Term B-6 Loans bore interest at LIBOR plus 525 basis points.
In addition, on a quarterly basis, we are required to pay each lender (i) a commitment fee in respect of any unborrowed amounts under the revolving credit facility and (ii) a letter of credit fee in respect of the aggregate face amount of outstanding letters of credit under the revolving credit facility. As of December 31, 2012, the Credit Facilities bore a commitment fee for unborrowed amounts of 50 basis points.
Our Senior Secured Notes, including the Second-Priority Senior Secured Notes, and our unsecured debt, which is fixed-rate debt, have semi-annual interest payments, with the majority of those payments on June 15 and December 15.
The amount outstanding under the PHW Las Vegas senior secured loan bears interest at a rate per annum equal to LIBOR plus 2.859%. A subsidiary of CEOC owns interest-only participations in a portion of the PHW Las Vegas senior secured loan that bear interest at a fixed rate equal to 1.59% per year.
The Linq/Octavius Term Facility bears interest at a rate equal to either the alternate base rate, plus an applicable margin or the greater of (i) the then-current LIBOR rate or (ii) 1.25%, in each case plus an applicable margin. At December 31, 2012, borrowings under the agreement bore interest at the minimum base rate of 1.25%, plus 800 basis points.

Collateral and Guarantors
CEOC’s Credit Facilities are guaranteed by Caesars Entertainment and are secured by a pledge of CEOC’s capital stock and by substantially all of the existing and future property and assets of CEOC and its material, wholly-owned domestic subsidiaries, including a pledge of the capital stock of CEOC’s material, wholly-owned domestic subsidiaries and 65.0% of the capital stock of the first-tier foreign subsidiaries, in each case subject to exceptions. At December 31, 2012, the following casino properties have mortgages under the Credit Facilities:

Las Vegas	Atlantic City	Louisiana/Mississippi	Iowa/Missouri
Caesars Palace	Bally's Atlantic City	Harrah's New Orleans	Harrah's Council Bluffs
Bally's Las Vegas	Caesars Atlantic City	(Hotel only)	Horseshoe Council Bluffs/
The Quad Resort & Casino	Showboat Atlantic City	Harrah's Louisiana Downs	Bluffs Run
Horseshoe Bossier City
Harrah's Tunica
Horseshoe Tunica
Tunica Roadhouse Hotel & Casino

Illinois/Indiana	Other Nevada
Horseshoe Southern Indiana	Harrah's Reno
Harrah's Metropolis	Harrah's Lake Tahoe
Horseshoe Hammond	Harveys Lake Tahoe
Additionally, certain undeveloped land in Las Vegas is mortgaged.
Derivative Instruments
Derivative Instruments - Interest Rate Swap Agreements
We use interest rate swaps to manage the mix of our debt between fixed and variable rate instruments. As of December 31, 2012, we have entered into eight interest rate swap agreements for notional amounts totaling $5,750.0 million. The difference to be paid or received under the terms of the interest rate swap agreements is accrued as interest rates change and recognized as an adjustment to interest expense for the related debt. Changes in the variable interest rates to be paid or received pursuant to the terms of the interest rate swap agreements will have a corresponding effect on future cash flows.
The major terms of the interest rate swap agreements as of December 31, 2012 are as follows:

Effective Date	Notional Amount (in millions)	Fixed Rate Paid	Variable Rate Received as of Dec. 31, 2012	Next Reset Date	Maturity Date
April 25, 2011	$250.0	1.351%	0.210%	January 25, 2013	January 25, 2015
April 25, 2011	250.0	1.347%	0.210%	January 25, 2013	January 25, 2015
April 25, 2011	250.0	1.350%	0.210%	January 25, 2013	January 25, 2015
January 25, 2011	1,000.0	3.068%	0.210%	January 25, 2013	January 25, 2015
April 25, 2011	1,000.0	3.150%	0.210%	January 25, 2013	January 25, 2015
January 25, 2011	1,000.0	3.750%	0.210%	January 25, 2013	January 25, 2015
April 25, 2011	1,000.0	3.264%	0.210%	January 25, 2013	January 25, 2015
January 25, 2011	1,000.0	3.814%	0.210%	January 25, 2013	January 25, 2015
The variable rate received on our interest rate swap agreements did not materially change as a result of the January 25, 2013 reset.
During the second quarter of 2011, the Company completed transactions to amend and extend certain swap contracts. Prior to the amendment, a $1,000.0 million swap had a fixed payment rate of 4.172% and a maturity date of April 25, 2012. Two $2,000.0 million swaps were split into four $1,000.0 million tranches. The previous terms included fixed payment rates of 4.276% and 4.263% and maturity dates of April 25, 2013. The amended payment rates and maturity dates are shown in the table above.

In December 2011, the Company amended the terms of two $1,000.0 million swap contracts with a corresponding change in the elected interest rate on $2,000.0 million of term loans. Effective January 25, 2012 through January 25, 2014, the variable rate received on the swaps changed from three-month to one-month LIBOR, and the fixed payment rate is reduced by 12 basis points. In connection with the amendment, the Company determined that it was not probable that previously forecasted transactions would occur on all interest rate swaps. Therefore, we removed the cash flow hedging designation for all of our interest rate swap agreements and were required to reclassify $183.2 million of deferred losses recorded in Accumulated Other Comprehensive Loss ("AOCL") into interest expense. Prior to removing the cash flow hedging designation, we amortized $51.2 million of deferred losses frozen in AOCL to interest expense for the year ended December 31, 2011. Any future changes in fair value of the swap agreements will be recognized in interest expense during the period in which the changes in value occur.
On January 18, 2012, the Company amended the terms of three $1,000.0 million notional value of interest rate swap contracts with a corresponding change in the elected interest rate on $3,000.0 million of term loans under the Credit Facilities. Effective January 25, 2012 through January 25, 2014, the variable rate received on the swaps changed from three-month to one-month LIBOR and the fixed payment rate was reduced by 16.5 basis points. The table above reflects the amended payment rates.
Derivative Instruments - Interest Rate Cap Agreement
In 2010, as required under the PHW Las Vegas Amended and Restated Loan Agreement, we entered into an interest rate cap agreement to partially hedge the risk of future increases in the variable rate of the PHW Las Vegas senior secured loan. The interest rate cap agreement was for a notional amount of $554.3 million at a LIBOR cap rate of 5.0% and matured on December 9, 2011. To give proper consideration to the prepayment requirements of the PHW Las Vegas senior secured loan, we designated $525.0 million of the $554.3 million notional amount of the interest rate cap as a cash flow hedging instrument for accounting purposes. On May 1, 2011, we removed the cash flow hedging designation for the interest rate cap agreement. On December 9, 2011, we entered into a new interest rate cap agreement for a notional amount of $517.7 million at a LIBOR cap rate of 7.0% and matures on December 9, 2013. Any change in fair value is recognized in interest expense during the period in which the change in value occurs.
Derivative Instruments - Other
During the second quarter of 2012, the Company entered into a written put option (the “Option”) for certain preferred equity interests. The potential future aggregate cash payments of $19.0 million as of December 31, 2012 related to the Option may occur from time to time. Based on the structure of this security as a written put option, the obligation for these potential cash payments is not reflected in our Consolidated Condensed Balance Sheets. Additionally, the Option is recorded in our Consolidated Condensed Balance Sheets at its fair value, which was de minimis as of December 31, 2012.
Derivative Instruments – Impact on Financial Statements
The following table represents the fair values of derivative instruments in the Consolidated Condensed Balance Sheets as of December 31:

	Asset Derivatives				Liability Derivatives
	2012		2011		2012		2011
(In millions)	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives not designated as hedging instruments
Interest rate swaps		$—		$—	Deferred credits and other	$(306.4)	Deferred credits and other	$(336.1)
Interest rate cap		—		—		—		—
Total Derivatives		$—		$—		$(306.4)		$(336.1)

The following table represents the effect of derivative instruments in the Consolidated Condensed Statements of Comprehensive Loss for the years ended December 31, 2012 and 2011 for amounts transferred into or out of AOCL:

(In millions)	Amount of (Gain) or Loss Recognized in AOCL (Effective Portion)		Location of (Gain) or Loss Reclassified from AOCL Into Net Loss (Effective Portion)	Amount of (Gain) or Loss Reclassified from AOCL into Net Loss (Effective Portion)		Location of (Gain) or Loss Recognized in Net Loss (Ineffective Portion)	Amount of (Gain) or Loss Recognized in Net Loss (Ineffective Portion)
Derivatives designated as hedging instruments	2012	2011		2012	2011		2012	2011
Interest Rate Contracts	$—	$60.7	Interest Expense	$—	$238.6	Interest Expense	$—	$(56.7)

(In millions)	Location of (Gain) or Loss Recognized in Net Loss	Amount of (Gain) or Loss Recognized in Net Loss
Derivatives not designated as hedging instruments		2012	2011
Interest Rate Contracts	Interest Expense	$(29.6)	$(15.5)
In addition to the impact on interest expense from amounts reclassified from AOCL, the difference to be paid or received under the terms of the interest rate swap agreements is recognized as interest expense and is paid monthly. This cash settlement portion of the interest rate swap agreements increased interest expense for the years ended December 31, 2012 and 2011 by $169.6 million and $201.1 million, respectively.
At December 31, 2012, our variable-rate debt, excluding $5,750.0 million of variable-rate debt hedged using interest rate swap agreements, represents 9% of our total debt, while our fixed-rate debt is 91% of our total debt.

GUARANTEES OF THIRD-PARTY DEBT AND OTHER OBLIGATIONS AND COMMITMENTS
The following table summarizes our contractual obligations and other commitments as of December 31, 2012, prior to consideration of the 2013 capital transactions mentioned above.

Contractual Obligations (a)	Payments due by Period
(In millions)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Debt, face value (c)	$21,018.0	$889.7	$2,609.2	$5,676.7	$11,842.4
Capital lease obligations	27.3	11.8	15.5	—	—
Estimated interest payments (b), (c)	9,152.8	1,857.3	3,480.7	2,677.8	1,137.0
Operating lease obligations	1,623.7	70.6	123.3	109.5	1,320.3
Purchase order obligations	62.4	62.4	—	—	—
Community reinvestment	74.7	6.5	12.8	12.9	42.5
Construction commitments	464.7	464.7	—	—	—
Entertainment obligations (d)	181.3	48.8	50.6	37.9	44.0
Letters of credit	90.6	90.6	—	—	—
Minimum payments to tribes (e)	74.1	13.8	25.8	24.0	10.5
Other contractual obligations	342.1	60.1	56.9	35.9	189.2
	$33,111.7	$3,576.3	$6,374.8	$8,574.7	$14,585.9
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(a)
In addition to the contractual obligations disclosed in this table, we have unrecognized tax benefits that, based on uncertainties associated with the items and we are unable to make reasonably reliable estimates of the period of potential cash settlements, if any, with taxing authorities.

(b)
Estimated interest for variable-rate debt included in this table is based on rates at December 31, 2012. Estimated interest includes the estimated impact of our interest rate swap and interest rate cap agreements.

(c)
Debt maturities and estimated interest assumes the extension of the maturity of the PHW Las Vegas senior secured loan from 2013 to 2015, resulting in a net increase of interest of $30.7 million. Extension of the PHW Las Vegas senior secured loan is subject to certain conditions.

(d)	Entertainment obligations represent obligations to pay performers that have contracts for future performances at one or more of our properties.

(e)
The agreements pursuant to which we manage casinos on Indian lands contain provisions required by law that provide that a minimum monthly payment be made to the tribe. That obligation has priority over scheduled repayments of borrowings for development costs and over the management fee earned and paid to the manager. In the event that insufficient cash flow is generated by the operations to fund this payment, we must pay the shortfall to the tribe. Subject to certain limitations as to time, such advances, if any, would be repaid to us in future periods in which operations generate cash flow in excess of the required minimum payment. These commitments will terminate upon the occurrence of certain defined events, including termination of the management contract. Our aggregate monthly commitment for the minimum guaranteed payments pursuant to the contracts for the three managed Indian-owned facilities now open is $1.2 million per month. Each of these casinos currently generates sufficient cash flows to cover all of its obligations, including its debt service.